Exhibit 99.1

Unaudited Interim Condensed Consolidated
Financial Statements
June 30, 2021

August 10, 2021

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of IMV Inc. (the “Corporation”) are the responsibility of management and have been approved by the Board of Directors. The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The unaudited interim condensed consolidated financial statements include some amounts and assumptions based on management’s best estimates which have been derived with careful judgment.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the unaudited interim condensed consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Corporation’s unaudited interim condensed consolidated financial statements and recommended their approval by the Board of Directors.

(signed)	(signed) “Andrew Hall”	(signed)	(signed) “Pierre Labbé”
	Interim Chief Executive Officer		Chief Financial Officer

Approved on behalf of the Board of Directors

(signed)	“Andrew Sheldon”,	(signed)	“Kyle Kuvalanka”,
	Director		Director

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Financial Position
As at June 30, 2021 and December 31, 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

	June 30,	December 31,
	2021	2020
	$	$
		(recast - note 2)
Assets

Current assets
Cash and cash equivalents	22,826	36,268
Amounts receivable	694	1,574
Prepaid expenses	5,175	4,416
Investment tax credits receivable	1,895	1,519
	30,590	43,777
Property and equipment	2,582	2,221
	33,172	45,998
Liabilities

Current liabilities
Accounts payable, accrued and other liabilities	5,785	7,228
Current portion of long-term debt (note 5)	78	856
Current portion of lease obligation	119	109
	5,982	8,193
Lease obligation	922	953
Long-term debt (note 5)	6,585	6,050
	13,489	15,196
Equity	19,683	30,802
	33,172	45,998
Going Concern (note 1)
Subsequent event (note 10)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Equity
For the periods ended June 30, 2021 and June 30, 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

					Accumulated other
	Share	Contributed			comprehensive
	capital	surplus	Warrants	Deficit	income (loss)	Total
	$	$	$	$	$	$
	(note 6)	(note 7)	(note 8)
Balance, December 31, 2019 (recast - note 2)	90,294	6,676	254	(92,272)	-	4,952
Net loss and comprehensive loss for the period	-	-	-	(12,418)	-	(7,192)
Other comprehensive loss	-	-	-	-	424	424
Total comprehensive loss for the period	-	-	-	(12,418)	424	(11,994)
Issuance of shares in public equity offering	5,498	-	-	-	-	5,498
Share issuance costs in a public equity offering	(454)	-	-	-	-	(454)
Issuance of shares and warrants in a private placement	15,117	-	2,678	-	-	17,795
Share and warrant issuance costs in private placement	(108)	-	-	-	-	(108)
Redemption of DSU’s, net of applicable taxes	128	(132)	-	-	-	(4)
Warrants expired	-	254	(254)	-	-	-
DSUs:
Value of services recognized	-	175	-	-	-	175
Employee share options:
Value of services recognized	-	346	-	-	-	346
Exercise of options	471	(286)	-	-	-	185
Balance, June 30, 2020	110,946	7,033	2,678	(104,690)	424	16,391

Balance, December 31, 2020 (recast - note 2)	137,262	7,652	2,112	(118,331)	2,107	30,802
Net loss and comprehensive loss for the period	-	-	-	(14,319)	-	(14,319)
Issuance of shares in public equity offering	2,304	-	-	-	-	2,304
Share issuance costs in a public equity offering	(104)	-	-	-	-	(104)
Redemption of DSU’s, net of applicable taxes	239	(235)	-	-	-	4
DSUs:
Value of services recognized	-	281	-	-	-	281
Employee share options:
Value of services recognized	-	669	-	-	-	669
Exercise of options	217	(171)	-	-	-	46
Balance, June 30, 2021	139,918	8,196	2,112	(132,650)	2,107	19,683

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
For the three and six months ended June 30, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

	Three months ended		Six months ended
		June 30,		June 30,
	2021	2020	2021	2020
	$	$	$	$
		(recast -		(recast -
		note 2		note 2)
Income
Interest income	42	40	112	90

Expenses
Research and development	5,219	3,798	9,961	8,861
General and administrative	3,416	2,200	6,499	4,459
Government assistance (note 4)	(1,169)	(1,015)	(2,404)	(1,440)
Accreted interest and valuation adjustments (note 5)	15	305	375	628
	7,481	5,288	14,431	12,508
Net loss for the period	(7,439)	(5,248)	(14,319)	(12,418)
Other comprehensive loss
Currency translation adjustment (note 2)	-	471	-	424

Total comprehesive loss for the period	(7,439)	(4,777)	(14,319)	(11,994)
Basic and diluted loss per share	(0.11)	(0.08)	(0.21)	(0.24)
Weighted-average shares outstanding	67,781,940	57,300,903	67,629,392	50,719,488

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six months ended June 30, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2021	2020
	$	$
		(recast - note 2)
Cash provided by (used in)
Operating activities
Net loss for the period	(14,319)	(12,418)
Charges to operations not involving cash
Depreciation of property and equipment	209	182
Accreted interest and valuation adjustments	375	628
Fair value adjustment on government loan	(420)	-
Loss on disposal	5	-
Deferred share unit compensation	281	175
Stock-based compensation	669	346
	(13,200)	(11,087)
Net change in non-cash working capital balances related to operations
Decrease (increase) in amounts receivable	880	(19)
Decrease (increase) in prepaid expenses	340	(3,811)
(Increase) decrease in investment tax credits receivable	(376)	218
Decrease in accounts payable, accrued and other liabilities	(2,542)	(1,017)
	(14,898)	(15,716)
Financing activities
Proceeds from private placement	-	17,795
Share issuance costs in private placement	-	(108)
Proceeds from public equity offering	2,304	5,498
Share issuance costs in public equity offering	(104)	(454)
Proceeds from the exercise of stock options	46	185
DSU redemption	-	(4)
Proceeds from short-term borrowings	-	2,296
Repayment of long-term debt	(436)	(21)
Repayment of lease obligation	(55)	(29)
	1,755	25,158
Investing activities
Acquisition of property and equipment	(504)	(66)
Net change in cash and cash equivalents during the period	(13,647)	9,376

Cash and cash equivalents - Beginning of period	36,268	10,805
Effect of foreign exchange on cash and cash equivalents	205	550
Cash and cash equivalents - End of period	22,826	20,731

Supplementary cash flow
Interest received	112	90

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

1	Nature of operations and going concern

IMV Inc. (the “Corporation” or “IMV”) is, through its 100% owned subsidiary, a biopharmaceutical company committed to improving the treatment of cancer and giving patients with hard-to-treat diseases a chance to enjoy a long and healthy life. IMV is using its proprietary DPX delivery technology (“DPX platform” or “DPX”) to achieve targeted, specific and sustainable immune activation. The Corporation is developing a portfolio of DPX-based immunotherapies that address unmet medical needs, and its lead candidate, maveropepimut-S (“MVP-S”, formerly known as “DPX-Survivac”) is a pipeline in a product that generates sustained and targeted immune responses against survivin, a tumor-associated protein, overexpressed in a high number of tumor types. MVP-S, with and without low dose cyclophosphamide used as an immune modulator, is being evaluated in multiple phase 2 clinical trials across 5 different cancer indications with and without Merck’s Keytruda®. In March 2020, with the financial support of the Canadian government, IMV initiated the development of DPX-COVID-19, a vaccine candidate against SARS-CoV-2 using the DPX platform. The DPX platform is a versatile technology that gives IMV the opportunity to develop new immunotherapies in its portfolio with the goal to address more unmet medical needs in the future. Also, the Corporation believes that its DPX platform offers a novel way to deliver drugs to the human body. The Corporation has one reportable and geographic segment. Incorporated under the Canada Business Corporations Act and domiciled in Dartmouth, Nova Scotia, Canada the shares of the Corporation are listed on the Nasdaq Stock Market and the Toronto Stock Exchange under the symbol “IMV”. The Corporation’s principal place of business is 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada and it also has corporate offices in Cambridge, MA and Quebec, QC.

These financial statements have been prepared using International Financial Reporting Standards applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. Since the Corporation’s inception, the Corporation’s operations have been financed through the sale of shares, issuance of debt, revenue from subcontracts, interest income on funds available for investment, government assistance and income tax credits. The Corporation has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $133,000 as at June 30, 2021.

The ability of the Corporation to continue as a going concern is dependent upon raising additional financing through equity and non-dilutive funding and partnerships. There can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, develop or commercialize any products without future financings. These material uncertainties cast substantial doubt as to the Corporation’s ability to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Corporation is currently pursuing financing alternatives that may include equity, debt, and non-dilutive financing alternatives including co-development through potential collaborations, strategic partnerships or other transactions with third parties, and merger and acquisition opportunities. There can be no assurance that additional financing will be available on acceptable terms or at all. If the Corporation is unable to obtain additional financing when required, the Corporation may have to substantially reduce or eliminate planned expenditures or the Corporation may be unable to continue operations.

The Corporation’s ability to continue as a going concern is dependent upon its ability to fund its research and development programs and defend its patent rights. These unaudited interim condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statements of financial position classifications that would be necessary if the Corporation were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

(1)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

1	Nature of operations and going concern (continued)

An outbreak of a novel strain of coronavirus, identified as “COVID-19”, was declared a global pandemic by the World Health Organization on March 11, 2020. To date, COVID-19 has not had a material impact on the Corporation’s financial condition, liquidity or longer-term strategic development and commercialization plans. The extent to which COVID-19 may cause more significant disruptions to IMV’s business and greater impacts to results of operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and severity of outbreaks, including potential future waves or cycles, and the effectiveness of actions to contain and treat COVID-19. The Corporation cannot predict the duration, scope and severity of any potential business shutdowns or disruptions, including to ongoing and planned clinical studies and regulatory approval prospects. Further prolonged shutdowns or other business interruptions could result in material and negative effects to the Corporation’s ability to conduct its business in the manner and on the timelines currently planned, which could have a material adverse impact on IMV’s business, results of operations, and financial condition. The COVID-19 pandemic continues to evolve, and the Corporation will continue to monitor the effects of COVID-19 on its business.

2	Basis of presentation

The Corporation prepares its unaudited interim condensed consolidated financial statements in accordance with International Acounting Standards (IAS) 34 - Interim Financial Reporting as set out in the Chartered Professional Accountants of Canada Handbook - Accounting Part I, which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These interim condensed consolidated financial statements were approved by the Board of Directors on August 10, 2021.

Functional and presentation currency

Effective January 1, 2021, the Corporation has adopted the United States dollar (“USD”) as its functional and presentation currency. Prior to this date, the functional and presentation currency was the Canadian dollar (“CAD”). The change in the functional currency from the CAD to the USD was made to more closely reflect the primary economic environment in which the Corporation currently operates. As a result of the advancement of the Corporations’s development programs, the Corporation has incurred and anticipates incurring the majority of future operating costs including research and development costs denominated mainly in USD. In addition, these costs will be financed from USD proceeds received from At-the-Market distribution agreements (“ATM”) executed in 2020. The Corporation also anticipates that potential future sales revenues and financings will be primarily denominated in USD. As such, these unaudited interim condensed consolidated financial statements are measured in USD. On January 1, 2021, the change in functional currency resulted in the assets and liabilities as of December 31, 2020 being translated in USD using the exchange rate in effect on that date, and equity transactions were translated at historical rates. The change in functional currency was applied prospectively.

The change in presentation currency was applied retrospectively in accordance with IAS 8 - Accounting Policies, changes in Accounting Estimates and Errors, and therefore, these unaudited interim condensed consolidated financial statements are presented in USD, together with the comparative information as at December 31, 2020, and for the three and six-month periods ended June 30, 2020. For comparative purposes, historical consolidated financial statements were recast in USD by translating assets and liabilities at the closing rate in effect at the end of the respective period, revenues, expenses and cash flows at the average rate in effect for the respective periods

(2)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

2	Basis of presentation (continued)

and equity transactions at historical rates. Any exchange difference resulting from the translation was included in accumulated other comprehensive loss presented in shareholders’ equity.

3	Significant accounting policies, judgments and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual audited consolidated financial statements of the Corporation for the year ended December 31, 2020, except for the change in functional and presentation currency described in note 2 above. Refer to note 4 of the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2020 for more information on accounting policies and methods applied.

4	Government grants and assistance

The Corporation is evaluating all applicable government relief programs. Notably, in response to the negative economic impact of COVID-19, the Government of Canada, in collaboration with the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”), announced the Innovation Assistance Program (“IAP”) program in April 2020. IAP provides a wage subsidy on eligible remuneration, subject to limits per employee, to eligible employers pursuing technology driven innovation who are not eligible for funding under the Canada Emergency Wage Subsidy. In 2020, the Corporation qualified for this subsidy from the April 1, 2020 effective date through to June 23, 2020, and has, accordingly, recognized $434 of IAP during the year ended December 31, 2020, in government assistance on the consolidated statements of loss and comprehensive loss.

In July 2020, the Corporation qualified for $1,871 in project funding from Next Generation Manufacturing Canada (“NGen”) to support the rapid development of DPX-COVID-19. Under this program, NGen will reimburse up to 50% of eligible project expenses. The Corporation received advances of $1,532 from NGen in 2020 related to this funding and as at June 30, 2021, these advances have been fully recognized in government assistance on the consolidated statements of loss and comprehensive loss and the remaining assistance of $339 will be reimbursed as eligible expenditures are incurred.

In August 2020, the Corporation qualified for COVID-19 project funding from the Atlantic Canada Opportunities Agency (“ACOA”). ACOA’s contribution is an interest free government loan with a maximum contribution of $746 conditionally repayable based on a percentage of revenue only from resulting COVID-19 vaccine revenue. The loan was initially recorded at its fair value and subsequently measured at amortized cost in long-term debt on the consolidated statements of financial position. As at June 30, 2021, there is $81 in receivables related to this ACOA funding.

In May 2020, the Corporation qualified for $271 in NRC IRAP funding toward the development of its COVID-19 vaccine candidate, DPX-COVID-19. Under this program, NRC IRAP will reimburse up to 80% of eligible project salaries and 50% of eligible contractor costs. In July 2020, the Corporation qualified to receive an additional $194 in funding under the terms of this contribution agreement, resulting in a maximum contribution of $465. The Corporation fully recognized this funding in 2020.

In October 2020, the Corporation qualified for an additional $4,069 in project funding from NRC IRAP, to support the continuation of clinical development for IMV’s DPX-COVID-19 vaccine candidate. Under this program, NRC IRAP will reimburse up to 100% of eligible project salaries and 75% of eligible contractor and

(3)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

4	Government grants and assistance (continued)

materials costs. As at June 30, 2021, the Corporation has recognized $1,892 of this NRC IRAP funding in government assistance on the consolidated statements of loss and comprehensive loss. As at June 30, 2021, there was $71 in receivables related to this funding. In March 2021, IMV qualified for an additional $396 in project funding under this program.

5	Long-term debt

	June 30,	December 31,
	2021	2020
	$	$
		(recast - note 2)
ACOA Atlantic Innovation Fund (“AIF”), interest-free loan[1] with a maximum contribution of CAD$3,786. Annual repayments, commencing December 1, 2008, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than CAD$5,000 and 5% when gross revenues are greater than CAD$5,000. As at June 30, 2021, the amount drawn down on the loan, net of repayments, is $3,026 (2020 -$2,929).	1,289	1,191
ACOA AIF, interest-free loan[1] with a maximum contribution of CAD$3,000. Annual repayments, commencing December 1, 2011, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than CAD$5,000 and 5% when gross revenues are greater than CAD$5,000. As at June 30, 2021, the amount drawn down on the loan is $2,421 (2020 - $2,343).	1,043	954
ACOA Business Development Program, interest-free loan with a maximum contribution of CAD$395, repayable in monthly payments commencing October 2015 of CAD$3 until October 2017 and CAD$6 until June 2023. As at June 30, 2021, the amount drawn down on the loan, net of repayments, is $108 (2020 - $131).	104	125
ACOA AIF, interest-free loan[1] with a maximum contribution of CAD$2,944, annual repayments commencing September 1, 2014, are calculated as a percentage of gross revenue from specific product(s) for the preceding fiscal year, at 5% for the first 5 years and 10%, thereafter. As at June 30, 2021, the amount drawn down on the loan is $2,380 (2020 - $2,303).	1,042	858
TNC 120-140 Eileen Stubbs Ltd. (the Landlord) loan, with an original balance of CAD$300, bearing interest at 8% per annum, is repayable in monthly payments of $4 beginning February 1, 2019 until May 1, 2028. As at June 30, 2021, the balance on the loan is $196 (2020 - $199).	196	199

(4)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

5	Long-term debt (continued)

Province of Nova Scotia (the “Province”), secured loan with a maximum contribution of CAD$5,000, bearing interest at a rate equal to the Province’s cost of funds plus 1%, compounded semi-annually and payable monthly. The loan is repayable in monthly payments beginning July 1, 2023 of CAD$83 plus interest until December 2027. The Corporation and its subsidiary have provided a general security agreement granting a first security interest in favour of the Province in and to all the assets of the Corporation and its subsidiary, including the intellectual property. As at June 30, 2021, the amount drawn down on the loan is $3,637 (2020 -$3,911).

	2,676	3,261

ACOA Regional Economic Growth through Innovation[1] - Business Scale-Up and Productivity Program, interest-free loan with a maximum contribution of CAD$1,000. Annual repayments, commencing September 1, 2022, are calculated as a percentage of gross revenue from DPX-COVID-19 product(s) for the preceding fiscal year, at 5% when gross revenues are less than CAD$5,000 and 10% when gross revenues are greater than CAD$5,000. Subsequent to September 1, 2024, any outstanding balance is payable in full on December 31, 2024 from DPX-COVID-19 gross revenues. As at June 30, 2021, the amount drawn down on the loan is $727 (2020 - $704).

	313	318
	6,663	6,906
Less: current portion	78	856
	6,585	6,050

1 These loans are repayable based on a percentage of gross revenue, if any. The carrying amount of these loans is reviewed each reporting period and adjusted as required to reflect management’s best estimate of future cash flows, based on a number of assumptions, discounted at the original effective interest rate.

	June 30,	December 31,
	2021	2020
	$	$
		(recast - note 2)
Balance - Beginning of period	6,906	6,500
Borrowings	-	782
Accreted interest and valuation adjustments	375	27
Revaluation of long-term debt	(420)	(491)
Repayment of debt	(436)	(31)
Currency translation adjustment (note 2)	238	119
Balance - End of period	6,663	6,906
Less: Current portion	78	856
Non-current portion	6,585	6,050

Total contributions received, less amounts repaid as at June 30, 2021, is $12,495 (2020 - $12,520).

(5)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

5	Long-term debt (continued)

Certain ACOA loans and the Province loan require approval by ACOA or the Minister for the Province before the Corporation can pay management fees, bonuses, dividends or other distributions, or before there is any change of ownership of the Corporation. The Province loan requires the Corporation to obtain the written consent of the Province prior to the sale, disposal or abandonment of possession of the intellectual property of the Corporation or its subsidiary. If during the term of the Province loan, the head office, research and development facilities, or production facilities of the Corporation are moved from the Province, the Corporation is required to repay 40% of the outstanding principal of the loan.

In June 2021, the Corporation amended its loan agreement with the Province. Previously, the maturity date of the loan was December 1, 2025. The Corporation shall now start repaying the balance of the principal amount on the first day of July 2023, by making the remaining 54 monthly principal payments of CAD$83 plus interest from July 2023 to December 2027. The annual interest rate remains at the Province’s cost of funds plus 1%.

In accounting for this change, the Corporation determined, based on industry risk, its own credit risk and the interest rate environment, that the effective interest rate of the loan of 11% remains appropriate. The difference between the carrying value of the loan before the amendment and after the amendment of $420 has been recorded in the statement of loss and comprehensive loss as government assistance.

The Province loan requires certain early repayments if the Corporation’s subsidiary, or the Corporation on a consolidated basis, has cash flow from operations in excess of CAD$1,500. The Province loan also requires repayment of the loan under certain circumstances, such as changes of control, sale or liquidation of the Corporation or the sale of substantially all of the assets of the Corporation.

The Corporation is in compliance with its debt covenants.

(6)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

6	Share capital

Authorized

Unlimited number of common shares and preferred shares, issuable in series, all without par value.

	Common shares	Amount
	#	$
Issued and outstanding
Balance - December 31, 2019 (recast - note 2)	50,630,875	90,294
Issued for cash, net of issuance costs	15,611,778	43,515
Stock options exercised	162,086	482
DSUs redeemed	76,920	128
Warrants exercised	611,888	2,843
Balance - December 31, 2020 (recast - note 2)	67,093,547	137,262
Issued for cash, net of issuance costs	533,994	2,200
DSUs redeemed	84,888	239
Stock options exercised	83,504	217
Balance - June 30, 2021	67,795,933	139,918

As at June 30, 2021, a total of 5,137,411 shares (December 31, 2020 - 4,523,379) are reserved to meet outstanding stock options, warrants and deferred share units (“DSUs”).

On October 16, 2020, the Corporation entered into an Equity Distribution Agreement (“October 2020 ATM”) with Piper Sandler & Co. (“Piper Sandler”) authorizing the Corporation to offer and sell common shares from time-to-time up to an aggregate offering amount of $50,000 through Piper Sandler, as agent. The total expenses associated with the ATM Distribution, excluding compensation and reimbursements payable to Piper Sandler under the terms of the Equity Distribution Agreement, were approximately $295. During the period ended June 30, 2021, 533,994 common shares were sold for gross proceeds of $2,304.

On May 7, 2020, the Corporation completed a private placement of 8,770,005 units at a price of CAD$2.86 per unit, for aggregated proceeds of $17,795. Each unit consisted of one common share and 0.35 of one common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Corporation at an exercise price of CAD$3.72 for a period of 24 months expiring on May 7, 2022. The value allocated to the common shares issued was $15,117 and the value allocated to the warrants was $2,678. Total costs associated with the offering were $108, including cash costs for professional and regulatory fees.

On March 17, 2020, the Corporation entered into an Equity Distribution Agreement (“March 2020 ATM”) with Piper Sandler authorizing the Corporation to offer and sell common shares from time-to-time up to an aggregate offering amount of $30,000 through Piper Sandler, as agent. The March 2020 ATM was terminated on June 30, 2020 and 2,070,883 common shares were sold under this agreement for total gross proceeds of $5,500. To maintain the remainder of IMV’s March 2020 ATM facility under its new Canadian base shelf prospectus, IMV entered a second ATM Distribution dated June 30, 2020 (“June 2020 ATM”), with Piper Sandler, to offer and sell common shares from time-to-time up to an aggregate offering amount of $24,500 through Piper Sandler, as agent. An additional 4,770,890 common shares were sold for gross proceeds of $24,500, concluding the proceeds raised under the June 2020 ATM to the maximum offering amount. In 2020, a total of 6,841,773 shares were sold under the two ATM Distribution agreements for total gross proceeds of $30,000. The total expenses associated with both ATM Distributions including commissions, were approximately $1,462.

(7)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

7	Contributed surplus

Deferred share units

The maximum number of common shares which the Corporation is entitled to issue from Treasury in connection with the redemption of DSUs granted under the DSU Plan is 968,750 common shares.

DSU activity for the six months ended ended June 30, 2021 and year ended December 31, 2020 are as follows:

	June 30	December 31
	2021	2020
	#	#
Opening balance	429,530	360,965
Granted	163,630	147,671
Redeemed	(86,362)	(79,106)
Closing balance	506,798	429,530

The compensation expense as at June 30, 2021 was $281 (2020 - $175) recognized over the vesting period. Vested DSUs cannot be redeemed until the holder is no longer a member of the Board.

Stock options

At the 2021 annual and special meeting of shareholders, the Corporation’s shareholders approved the adoption of the amended Stock Option Plan which converts it from a “fixed plan” to a “rolling plan”, whereby the maximum number of shares which may be reserved and set aside for issuance under such plan would be changed from a fixed maximum of 4,600,000 shares (in the aggregate) to a maximum aggregate number of shares equal to 8% of common shares issued and outstanding from time to time, on a non-diluted basis. The Corporation’s Board of Directors amended the Stock Option Plan on May 11, 2021 and the Corporation’s shareholders approved, ratified and confirmed the Stock Option Plan on June 18, 2021.

The fair values of stock options are estimated using the Black-Scholes option pricing model. As at June 30, 2021, 813,725 stock options (2020 - 395,850) with a weighted average exercise price of CAD$4.13 (2020 - CAD$5.50) and a term of ten years (2020 - five years), were granted to employees and consultants. The expected volatility of these stock options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued. The value of these stock options has been estimated at $1,926 (2020 - $914), which is a weighted average grant date value per option of $2.37 (2020 - $2.20), using the Black-Scholes valuation model and the following weighted average assumptions:

	2021	2020
Risk-free interest rate	0.62%	1.00%
Exercise price	CAD$4.13	CAD$5.50
Market price	CAD$4.13	CAD$5.50
Expected volatility	79%	71%
Expected dividend yield	-	-
Expected life (years)	7.0	4.2
Forfeiture rate	4%	4%

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IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

7	Contributed surplus (continued)

Option activity for the six months ended June 30, 2021 and year December 31, 2020 was as follows:

			June 30, 2021	December 31, 2020
			Weighted			Weighted
			average			average
	Number		exercise price	Number		exercise price
	#		$	#		$

Outstanding - Beginning of period	1,636,236		3.75	1,573,411		3.54

Granted	813,725		3.31	395,850		4.10
Exercised	(150,438	) [1]	1.62	(203,595	) [1]
Forfeited	(94,201)		3.50	(47,638)		5.17
Cancelled	(23,572)		3.46	(81,792)		5.34
Expired	(8,750)		1.62	-		-

Outstanding - End of period	2,173,000		3.76	1,636,236		3.75

1 Of the 150,438 (2020 - 203,595) options exercised, 125,812 (2020 - 109,845) elected the cashless exercise, under which 58,787 shares (2020 - 68,336) were issued. These options would have otherwise been exercisable for proceeds of $235 (2020 - $180) on the exercise date.

The number and weighted average exercise price of options exercisable as at June 30, 2021 is 1,089,631 and $3.81, respectively (2020 - 938,587 and $3.14).

8	Warrants

Warrant activity for the six months ended June 30, 2021 and year ended December 31, 2020, was as follows

		June 30, 2021			December 31, 2020
						(recast - note 2)
		Weighted			Weighted
		average			average
		exercise			exercise
	Number	price	Amount	Number	price	Amount
	#	$	$	#	$	$
Opening balance	2,457,613	2.64	2,112	134,766	5.20	254
Granted	-	-	-	3,069,501	2.64	2,678
Excercised	-	-	-	(611,888)	2.64	(569)
Expired	-	-	-	(134,766)	5.20	(251)

Closing balance	2,457,613	2.64	2,112	2,457,613	2.64	2,112

The fair values of warrants are estimated using the Black-Scholes option pricing model. There have been no warrants issued in 2021.

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IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

8	Warrants (continued)

The weighted average assumptions used in the Black-Scholes valuation model for the periods presented were as follows:

2020
Risk-free interest rate	0.27%
Market price	CAD$3.12
Expected volatility	83%
Expected dividend yield	-
Expected life (years)	2

9	Financial instruments

Fair value of financial instruments

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset. The following table sets out the approximate fair values of financial instruments as at the consolidated statements of financial position date with relevant comparatives:

	June 30, 2021		December 31, 2020
				(recast - note 2)
	Carrying		Carrying
	value	Fair value	value	Fair value
	$	$	$	$
Cash and cash equivalents	22,826	22,826	36,268	36,268
Amounts receivable	30	30	163	163
Accounts payable, accrued and other liabilities	5,754	5,754	7,211	7,211
Long-term debt	6,663	6,663	6,906	6,906

Assets and liabilities, such as commodity taxes, that are not contractual and that arise as a result of statutory requirements imposed by governments, do not meet the definition of financial assets or financial liabilities and are, therefore, excluded from amounts receivable and accounts payable.

Fair value of items, which are short-term in nature, have been deemed to approximate their carrying value. The above noted fair values, presented for information only, reflect conditions that existed only as at June 30, 2021, and do not necessarily reflect future value or amounts which the Corporation might receive if it were to sell some or all of its assets to a willing buyer in a free and open market.

The fair value of long-term debt is estimated based on the expected interest rates for similar borrowings by the Corporation at the consolidated statements of financial position dates. For the periods presented, the fair value is estimated to be equal to the carrying amount.

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IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

10	Subsequent event

On July 20, 2021, the Corporation completed the July 2021 Public Offering, issuing an aggregate of 14,285,714 units at a price of $1.75 per unit, for aggregated proceeds of $25 million. Each unit consisted of one common share and 0.75 of one common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Corporation at an exercise price of $2.10 for a period of 60 months expiring on July 20, 2026. As a result of the Public Offering, the Corporation has raised total gross proceeds of approximately $25 million before deducting the underwriting commissions and offering expenses, which are estimated to be $2 million.

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